ASSET PURCHASE AND SALE AGREEMENT

    THIS ASSET PURCHASE AND SALE AGREEMENT ("Agreement") is made, effective as of December 15, 2004, by and between SYS, a California corporation ("Buyer" or "SYS") and Xsilogy, Inc., a Delaware corporation ("Seller" or "Xsilogy") with reference to the following:

    Seller is engaged in the business of wireless network sensors.  Seller desires to sell its business and substantially all of its assets to Buyer, and Buyer desires to purchase such business and assets in reliance upon, and subject to, the terms and conditions of this Agreement.

    NOW, THEREFORE, in consideration of these premises and their respective covenants, representations and warranties set forth below, the parties agree as follows:

ARTICLE I
DEFINITIONS

As used in this Agreement and in any Exhibits hereto, the following terms shall have the following meanings:

    1.1            "Acquired Assets" means any and all tangible and intangible assets, rights and interests owned, used, useful, acquired for use or held by Seller in connection with the conduct of Seller's Business (as hereinafter defined) including goodwill and including, but not limited to, those types of assets listed on Exhibit A hereto, but excluding all Excluded Assets (as hereinafter defined).

    1.2            "Closing" means the consummation of the transactions provided for in this Agreement to take place at Luce, Forward, Hamilton & Scripps LLP, 600 West Broadway, Suite 2600, San Diego, California 92101 on December 15, 2004, or on such other date as the parties shall agree.

    1.3            "Closing Date" means the date on which the Closing occurs.

    1.4            "Equipment" means those items of machinery, equipment and other tangible personal property and fixtures which are part of the Acquired Assets.

    1.5            "Excluded Assets" means the following assets of the Seller:

                    1.5.1        The Leased Premises (as hereinafter defined);

                    1.5.2        Seller's corporate charter, qualifications to conduct business as a foreign corporation in any state, taxpayer and other identification numbers, seals, minute books, stock transfer books, blank stock certificates and all other documents relating to Seller's corporate organization, maintenance or existence; and

                    1.5.3        Any of Seller's rights under this Agreement or any other agreement between Seller and Buyer entered into before, on or after the date of this Agreement.

    1.6            "Intellectual Property" means (a) all inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, and all patents, patent applications and patent disclosures, together with all reissuances, continuations, continuations-in-part, revisions, extensions and reexaminations thereof, including those listed on Section 5.11 of the Xsilogy Disclosure Schedule, (b) all trademarks, service marks, trade dress, logos, trade names, and corporate names, including the name "Xsilogy," together with all translations, adaptations, derivations, and combinations thereof and including all goodwill associated therewith, (c) all works of authorship, all copyrightable works, all copyrights, and all applications, registrations, and renewals in connection therewith, (d) all mask works and all applications, registrations, and renewals in connection therewith, (e) all confidential business information and trade secrets (including ideas, research and development, know-how, formulas, compositions, manufacturing, engineering, and production documentation, processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals), (f) all other proprietary rights, and (g) all copies and tangible embodiments thereof (in whatever form or medium).

    1.7            "Inventory" means those items of inventory of the types described as "inventory" in Exhibit A which are included in the Acquired Assets.

    1.8            "Leased Premises" means all land and buildings currently owned or occupied by Seller located at 6042 Cornerstone Court West, Suite A, San Diego, California 92121, and covered by the Lease described in paragraph 4.22 of this Agreement.

    1.9            "Seller's Business" means the business of providing wireless network sensor modules and related infrastructure for industrial monitoring applications as conducted by Seller at any time prior to Closing.

                    Additional terms may be defined in the text of this Agreement for purposes of readability.

ARTICLE II
PURCHASE AND SALE OF THE ACQUIRED ASSETS

    2.1            Asset Purchase and Sale.  Subject to the terms and conditions of this Agreement, and pursuant to a Bill of Sale delivered by Seller in a form and with a substance satisfactory to Buyer, at the Closing Seller shall sell, transfer, assign and deliver, and Buyer shall purchase, accept and receive, all right, title and interest in, to or arising from the Acquired Assets and all associated goodwill, free and clear of any and all security interests, mortgages, pledges, conditional sale and other title retention agreements, assessments, covenants, restrictions, commitments, liens, charges and encumbrances, obligations, liabilities and other burdens of every nature (collectively referred to as "Encumbrances"), in exchange for the "Purchase Price" as defined in Paragraph 2.2 hereof.  At least twelve (12) days before the Closing, Buyer shall give notice of the transfer of the Acquired Assets in the manner prescribed by Section 6107 of the California Uniform Commercial Code.

    2.2            Purchase Price.  The purchase price for the Acquired Assets shall consist of an Initial Purchase Price, a Milestone Purchase Price, an Earnout Purchase Price, and a Revenue Purchase Price.  The Initial Purchase Price, any Milestone Purchase Price, any Earnout Purchase Price, and any Revenue Purchase Price, are together referred to in this Agreement as the "Purchase Price."

                    2.2.1        The Initial Purchase Price shall be One Hundred Thirty-Seven Thousand Dollars ($137,000) in cash, payable at the Closing.

                    2.2.2        The Milestone Purchase Price shall consist of the following:

                                    (a)                If Buyer, as the operator of Seller's Business, has entered into a direct or indirect agreement with San Diego Gas and Electric, or another customer or customers, which provides for at least $455,000 in future revenues to Buyer, by March 31, 2005, Buyer shall pay Seller Three Hundred Forty-Eight Thousand Dollars ($348,000) in cash within thirty (30) days following the execution of the agreement.

                                    (b)               If Buyer, as the operator of Seller's Business after the Closing, has received and accepted a firm order from Smart Structures, Inc. in an amount not less than $270,000 by March 31, 2005, then Buyer shall pay Seller One Hundred Thirty Thousand Dollars ($130,000) in cash within thirty (30) days following Buyer's receipt of a copy of the order but not earlier than January 2, 2005.

                                    (c)                If Buyer receives an acceptance of product by San Diego Gas & Electric ("SDGE") within the schedule and milestones set forth in any such SDGE order, or if Buyer receives a new contract or a follow on agreement to the agreement described in Section 2.2.2(a), with terms acceptable to Buyer, then Buyer shall pay Seller an additional One Hundred Thirty-Five Thousand Dollars ($135,000) in cash.

                                    (d)               Attached to this Agreement as Exhibit B is the Operating Plan for Seller's Business for the fiscal year ended June 30, 2005 (the "2005 Operating Plan").  Within 30 days following the end of fiscal 2005, Buyer shall determine whether the 2005 Operating Plan has been achieved and whether the fiscal 2005 operating goal (the "2005 Goal") has been met.

                                                        (i)                  If the 2005 Operating Plan has been achieved, Buyer shall pay Seller an additional Eighty-Five Thousand Dollars ($85,000), $18,333 of which shall be in cash and $66,667 of which shall be in SYS Common Stock, valued at $2.50 per share.  To the extent that the 2005 Operating Plan has not been achieved, such additional payment will be reduced on a dollar-for-dollar basis allocated pro rata between stock and cash.

                                                        (ii)                If the 2005 Goal is met or exceeded, Buyer shall pay Seller $36,667 in cash and $133,333 in SYS Common Stock, valued at $2.50 per share.  If the 2005 Goal is exceeded, Buyer shall also pay Seller sixty percent (60%) of the amount of such excess in cash or restricted stock at the election of Buyer.

                                    (e)                If the 2005 Operating Plan is not achieved or if the 2005 Goal is not met or exceeded, the maximum amount of stock issuable under subparagraphs (i) and (ii) above shall nevertheless be issued to Buyer if Seller's Business has received and accepted at least $500,000 in new, firm orders by June 30, 2005.

                                    (f)                 As the operator of Seller's Business following the Closing, Buyer, at its sole discretion, may effect changes in Seller's Business which may have an impact on the realization by Seller's Business of the 2005 Operating Plan or the 2005 Goal.  Such changes may include, without limitation, increases or decreases in salaries, the employment or dismissal of personnel, the acceleration or delay of payments to creditors, the purchase or sale of inventory, the retention of independent contractors, the conduct of research and development, or any other business matter.  Seller agrees that Buyer's exercise of discretion in this regard in good faith shall not be a basis for challenging the determination of whether or not Seller's Business has achieved the 2005 Operating Plan or met the 2005 Goal.  For purposes of this paragraph (f), a change shall be deemed to be in good faith if it is not made primarily to prevent Seller's business from achieving the 2005 Operating Plan or meeting the 2005 Goal.  Buyer may also, in its discretion, create a new operating plan for Seller's Business to reflect changes in Seller's Business, including changes in revenues.

                    2.2.3        The Earnout Purchase Price shall consist of the following:  As soon as practicable, but in any event not later than four months following the end of each fiscal year, commencing with the fiscal year ended June 30, 2005, and ending with the fiscal year ended June 30, 2009, Buyer will pay Seller a percentage of the revenues earned by Seller's Business during that fiscal year.  The percentage of revenues paid to Seller with respect to a fiscal year will be determined by the cumulative revenues earned by Seller's Business from July 1, 2004 through the end of that fiscal year.  The percentage applied to a given fiscal year will be determined in accordance with the following table:

Cumulative Revenue Levels	Percentage of Revenues
$0 - $3.5M (Million)	0%
$3.5M - $10.0M	5%
$10.0M - $20.0M	4%
$20.0M - $40.0M	3%
$40.0M - $75.0M	2%

    Not more than Two Million Dollars ($2,000,000) shall be paid by Buyer to Seller pursuant to this Section 2.2.3.  At any time prior to June 30, 2009, Buyer may elect, at its sole discretion, to extinguish its obligations under this Section 2.2.3, by paying to Seller the remainder of the amount due under this Section 2.2.3, up to the $2,000,000 maximum payment.  Up to fifty percent (50%) of any payment of the Earnout Purchase Price or the buyout of the Earnout Purchase Price may be made, at Buyer's option, in restricted shares of SYS Common Stock, valued as set forth in Section 2.2.5 of this Agreement.  As a consequence of the payment by Buyer of certain expenses of Seller prior to the Closing, the first Fifty-Two Thousand Dollars ($52,000) otherwise payable by Buyer to Seller pursuant to this Section 2.2.3 shall not be paid to Seller and shall instead be retained by Buyer.

                    2.2.4        The Revenue Purchase Price shall consist of the following:  Buyer shall pay Seller up to $1,500,000 in restricted shares of SYS Common Stock.  One dollar worth of restricted Common Stock shall be issued to Seller for every $2 of revenues earned by Seller's Business during the 12 months following the Closing if and to the extent that (i) such revenues are attributed to sales generated by any of Xsilogy's shareholders and noteholders other than Richard Kriss ("Principal Stockholder") and (ii) Buyer has received assurances from its auditors that such issuances should properly be capitalized as part of the Purchase Price.  Shares issued pursuant to this Section 2.2.4 shall be issued following the end of each calendar quarter and shall be valued as set forth in Section 2.2.5 of this Agreement.

                    2.2.5        For purposes of this Agreement, the per share value of any SYS Common Stock to be issued pursuant hereto, other than stock as to which a fixed value is stated in this Agreement, shall be equal to the average closing price of SYS Common Stock, as reported on the principal exchange on which it is then traded, during the ten (10) trading days immediately preceding the date of the event giving rise to the obligation to issue SYS Common Stock.

    2.3            Advance Fee.  Buyer has provided funding to Seller to finance Seller's Business prior to the Closing.  In the event that the Closing does not occur by December 15, 2004 or such later date as Buyer may designate to provide for (i) the completion of its investigation with Seller as described in Section 7.3.6, or (ii) compliance with the California Bulk Transfer Law (the "Termination Date"), Seller will transfer to Buyer all of its interest in Seacoast Sciences, including any royalties due in the future from Seacoast Sciences.  If Buyer has advanced Seller at least $150,000 pursuant to this Section 2.3, and the Closing does not occur by December 15, 2004, Seller shall also transfer to Buyer the underlying intellectual property ("MEMS" sensor, U.S. Patent Number 10/177,133) which has been licensed by Seller to Seacoast Sciences.  Additionally, and in consideration of the agreement by Buyer to make the advances described in this Section 2.3, Seller hereby grants to Buyer a license to use Seller's Sensorworx program pursuant to the License Agreement attached hereto as Exhibit C.

    2.4            Allocation of Purchase Price.  The Purchase Price shall be allocated among the Acquired Assets as determined by Buyer subsequent to the Closing.

ARTICLE III
ASSUMPTION OF LIABILITIES AND OBLIGATIONS

    3.1            Assumed Liabilities.  Buyer shall not assume or pay, perform or discharge, any of Seller's liabilities, obligations or duties whatsoever, except for those described in subparagraphs 3.1.1 and 3.1.2 below; provided, however, that Buyer shall not assume any such liability, obligation or duty (i) which results from any breach by Seller of any of its obligations, duties or commitments, (ii) for which, if known by Seller, a reserve or any other reference would have been required by generally accepted accounting principles, but which was omitted by Seller from the Xsilogy Financial Statements, (iii) which constitutes, or forms the basis of, a breach of any of Seller's representations, warranties or covenants under this Agreement, or (iv) which is not assignable to Buyer pursuant to its terms, or is not validly assigned to Buyer at the Closing:

                    3.1.1        All customer orders entered into in the ordinary course of business consistent with past practice; and

                    3.1.2        The executory portion of those contracts, leases, license agreements, commitments and other agreements which are listed on Exhibit A to this Agreement, provided that Buyer shall not assume Seller's duties and liabilities, under any agreement for monitoring services but shall instead continue to provide such service, until the earlier of sixty (60) days following the Closing Date or the date on which the agreement is renegotiated; and

                    3.1.3        Accrued vacation pay of Seller's employees in an amount not to exceed Forty Five Thousand Dollars ($45,000).

    3.2            Non-Assignable Obligations.  If any customer, vendor or other party refuses or otherwise fails to give any consent necessary to assign or transfer to Buyer all of Seller's rights and obligations under any contract, commitment, right or other agreement to be transferred to and assumed by Buyer under this Agreement, Buyer and Seller will cooperate with each other in any reasonable arrangement designed to provide Buyer with all benefits and obligations under such contract, commitment, right or agreement including, without limitation, for at least six (6) months following the Closing, (i) the purchase by Seller of any items required under any contract or order with any vendor, with Buyer agreeing to purchase such items from Seller upon the same terms as Seller acquired such items and (ii) the performance by Buyer as an independent contractor of all work necessary to fill any such customer order and to ship the product called for thereunder to the customer in question with the understanding that Seller will purchase such products from Buyer at the net price which Seller resells such products to such customer.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES
OF BUYER

    In order to induce Seller to enter into this Agreement, Buyer hereby represents and warrants to Seller that the statements contained in this Article IV are true, correct and complete, except as otherwise expressly set forth in this Article IV, as of the date hereof and as of the Closing Date unless another date is expressly stated below.

    4.1            Organization and Standing.  Each of Buyer and each subsidiary of Buyer is a corporation duly organized, validly existing and, where applicable, in good standing under the laws of its state of incorporation with corporate power and authority to own, lease, use and operate its properties and to conduct its business as and where now owned, leased, used, operated and conducted.  Each of SYS and each subsidiary of SYS is duly qualified to do business and in good standing in each jurisdiction in which the nature of the business conducted by it or the property it owns, leases or operates, requires it to so qualify, except where the failure to be so qualified or in good standing in such jurisdiction would not have a Material Adverse Effect on SYS and its subsidiaries taken as a whole.  SYS is not in default in the performance, observance or fulfillment of any provision of the SYS Articles of Incorporation, as amended (the "SYS Articles"), or the SYS Amended and Restated Bylaws, as amended, as in effect on the date hereof (the "SYS Bylaws"), and each other subsidiary of SYS is not in default in the performance, observance or fulfillment of any provisions of its Certificate of Incorporation or Bylaws.  SYS has heretofore furnished to Seller complete and correct copies of the SYS Articles and the SYS Bylaws.

    4.2            Corporate Power and Authority.  SYS has all requisite corporate power and authority to enter into and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement.  The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby by SYS has been duly authorized by all necessary corporate action on the part of SYS.  This Agreement has been duly executed and delivered by SYS and constitutes the legal, valid and binding obligation of SYS enforceable against it in accordance with its terms, except to the extent that such enforceability may be subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting the enforcement of creditors' rights generally or by general equitable principles.

    4.3            Conflicts; Consents and Approvals.  Neither the execution and delivery of this Agreement by SYS nor the consummation of the transactions contemplated hereby or thereby will:

                    4.3.1        Conflict with, or result in a breach of any provision of, the SYS Articles or the SYS Bylaws or the governing documents of any other subsidiary of SYS;

                    4.3.2        Materially violate, or conflict with, or result in a material breach of any provision of, or constitute a material default (or an event that, with the giving of notice, the passage of time or otherwise, would constitute a default) under, or entitle any party (with the giving of notice, the passage of time or otherwise) to terminate, accelerate, modify or call a material default under, any of the terms, conditions or provisions of any material note, bond, mortgage, indenture, deed of trust, license, contract, undertaking, agreement, lease or other instrument or obligation to which SYS or any of its subsidiaries is a party;

                    4.3.3        Materially violate any (i) order, writ, injunction, decree, statute, ruling, assessment, or arbitration or award of any governmental authority or (ii) applicable laws relating to SYS or any of its subsidiaries or their respective properties or assets; or

                    4.3.4        Require any action or consent or approval of, or review by, or registration or filing by SYS or any of its affiliates with, any third party or any governmental authority, other than registrations or other actions required under federal and state securities laws as are contemplated by this Agreement.

    4.4            Actions.  There is no Action against SYS which questions the validity of this Agreement or any action taken or to be taken pursuant hereto.  For purposes of this Agreement, "Action" means any action, arbitration, audit, examination, suit, proceeding, hearing or litigation, whether formal or informal, and whether public or private, commenced, brought, conducted or heard by or before, pending or threatened, or otherwise.  Since July 1, 2001, neither SYS nor any of its subsidiaries has been subject to any order, writ, injunction or decree relating to its method of doing business or its relationship with past, existing or future users or purchasers of any goods or services.

    4.5            Capitalization of SYS.  The authorized capital stock of SYS consists of 48,000,000 common shares (the "SYS Common Stock"), 250,000 preferred shares (the "SYS Preferred Stock"), and 2,000,000 preference shares (the "SYS Preference Stock").  At the date of this Agreement, (i) 8,161,566 shares of SYS Common Stock are issued and outstanding, (ii) 2,038,840 shares of SYS Common Stock are reserved for issuance upon the exercise or conversion of options, warrants or convertible securities granted or issuable by SYS, not including SYS's Stock Option and Stock Purchase Plans, (iii) 3,708,219 shares of SYS Common Stock are reserved for issuance under SYS's Stock Option and Stock Purchase Plans, (iv) no shares of SYS Preferred Stock are issued and outstanding, and (v) no shares of SYS Preference Stock are issued and outstanding.  The SYS Common Stock, the SYS Preferred Stock, and the SYS Preference Stock are referred to herein collectively as the "SYS Capital Stock."  Each outstanding share of SYS Capital Stock is duly authorized and validly issued, fully paid and nonassessable and has not been issued in violation of any preemptive or similar rights.  SYS Common Stock is traded on the Over-the-Counter Bulletin Board.

    4.6            SYS SEC Documents.  SYS has timely filed with the U.S. Securities and Exchange Commission (the "Commission") all forms, reports, schedules, statements and other documents (including exhibits and other information incorporated therein) required to be filed by it since July 1, 2004 under the Securities Act of 1933, as amended (the "Securities Act"), or the Securities Exchange Act of 1934, as amended (the "Exchange Act") (such documents, as supplemented and amended since the time of filing, collectively, the "SYS SEC Documents"). No subsidiary of SYS is required to file any form, report, registration statement, prospectus or other document with the Commission.  To the Knowledge of SYS, the SYS SEC Documents, including, without limitation, any financial statements or schedules included in the SYS SEC Documents, at the time filed (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of mailing, respectively and, in the case of any SYS SEC Document amended or superseded by a filing prior to the date of this Agreement, then on the date of such amending or superseding filing): (a) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading and (b) complied in all material respects with the applicable requirements of the Exchange Act and the Securities Act, as the case may be.

    4.7            No Material Adverse Change.  To Buyer's Knowledge, since September 24, 2004, there has been no material adverse change in the assets, liabilities, results of operations, business prospects, or financial condition of SYS or any event, occurrence or development that would reasonably be expected to have a Material Adverse Effect on SYS and its subsidiaries taken as a whole.

    4.8            Brokerage and Finders' Fees.  Neither SYS nor any stockholder, director, officer or employee thereof, has incurred or will incur on behalf of SYS or any of its affiliates, any brokerage, finders' or similar fee in connection with the transactions contemplated by this Agreement.

    4.9            Board Recommendation; Required Vote.  The board of directors of SYS, at a meeting duly called and held, has by majority vote of those directors present and constituting a quorum of the directors then in office determined that this Agreement and the transactions contemplated hereby, are fair to and in the best interests of the SYS Stockholders.  No vote of any holder of SYS Capital Stock is required under the SYS Articles, SYS Bylaws or applicable law with respect to this Agreement or the transactions contemplated hereby.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF XSILOGY

    In order to induce SYS to enter into this Agreement, Seller hereby represents and warrants to SYS that the statements contained in this Article V are true, correct and complete, except as otherwise expressly set forth in this Article V or in the disclosure schedule previously delivered by Seller to SYS and incorporated herein by reference (the "Xsilogy Disclosure Schedule"), as of the date hereof and as of the Closing Date unless another date is expressly stated below or in the Xsilogy Disclosure Schedule.

    5.1            Organization and Standing.  Seller is a corporation duly organized and validly existing under the laws of the State of Delaware with full corporate power and authority to own, lease, use and operate its properties and to conduct business as and where now owned, leased, used, operated and conducted.  Seller is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the property it owns, leases, uses, or operates requires it to so qualify, be licensed or be in good standing.  Seller is not in default in the performance, observance or fulfillment of any provision of its Certificate or Articles of Incorporation (the "Xsilogy Articles") or its Bylaws (the "Xsilogy Bylaws"), as in effect on the date hereof.  Xsilogy has previously furnished to SYS complete and correct copies of the Xsilogy Articles and the Xsilogy Bylaws, each as in effect on the date hereof.  Listed in Section 5.1 in the Xsilogy Disclosure Schedule is each jurisdiction in which Xsilogy is qualified or licensed to do business and whether Xsilogy is in good standing in each applicable jurisdiction as of the date of this Agreement.

    5.2            Corporate Power and Authority.  Seller has all requisite corporate power and authority to enter into and deliver this Agreement, to perform its obligations hereunder and, subject to approval of the transactions contemplated hereby by the requisite majorities of the holders of all classes and series of Xsilogy Capital Stock (the "Xsilogy Stockholders"), to consummate the transactions contemplated by this Agreement.  The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby by Seller have been duly authorized by all necessary corporate action on the part of Seller, subject to approval of the transactions contemplated hereby by the Xsilogy Stockholders.  This Agreement has been duly executed and delivered by Xsilogy and constitutes the legal, valid and binding obligation of Xsilogy, enforceable against Xsilogy in accordance with its terms, except to the extent that such enforceability may be subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting the enforcement of creditors' rights generally or by general equitable principles.

    5.3            Capitalization of Xsilogy.  The authorized capital stock of Xsilogy consists of 190,000,000 common shares (the "Xsilogy Common Stock") and 10,000,000 preferred shares (the "Xsilogy Preferred Stock").  At the date of this Agreement, (i) 34,366,659 shares of Xsilogy Common Stock are issued and outstanding, and (ii) no shares of Xsilogy Preferred Stock are issued and outstanding.  The Xsilogy Common Stock and the Xsilogy Preferred Stock are referred to herein collectively as the "Xsilogy Capital Stock."  Each outstanding share of Xsilogy Capital Stock is duly authorized and validly issued, fully paid and nonassessable, and has not been issued in violation of any preemptive or similar rights.

    As of the date hereof, Seller has no obligation of any kind to pay for or repurchase any securities of Seller or any predecessor.  Set forth in Section 5.3 in the Xsilogy Disclosure Schedule is an accurate and complete list of the names of all holders of Xsilogy Capital Stock, and the number and class and series of shares held by each such Xsilogy Stockholder.

    5.4            Conflicts; Consents and Approvals.  Neither the execution and delivery of this Agreement by Seller, nor the consummation of the transactions contemplated hereby will:

                    5.4.1        Conflict with, or result in a breach of any provision of, the Xsilogy Articles or the Xsilogy Bylaws;

                    5.4.2        Violate or conflict with, or result in a breach of any provision of, or constitute a default (or an event that, with the giving of notice, the passage of time or otherwise, would constitute a default) under, or entitle any party (with the giving of notice, the passage of time or otherwise) to terminate, accelerate, modify or call a default under, or result in the creation of any Encumbrance upon any of the properties or assets of Seller under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, contract, undertaking, agreement, lease or other instrument or obligation to which Seller is a party, including without limitation, any Contract;

                    5.4.3        Violate any (i) order, writ, injunction, decree, ruling, assessment, arbitration, or award of any governmental authority or arbitrator or (ii) applicable laws relating to Seller or any of its properties or assets; or

                    5.4.4        Except as set forth in Section 5.4.4 of the Xsilogy Disclosure Schedule, require any action or consent or approval of, or review by, or registration or filing by Seller or any of its affiliates with, any third party or any governmental authority, other than approval of the transactions contemplated hereby by the Xsilogy Stockholders.

    5.5            Brokerage and Finders' Fees.  Neither Xsilogy nor any stockholder, director, officer or employee thereof, has incurred or will incur on behalf of Xsilogy, any brokerage, finders' or similar fee in connection with the transactions contemplated by this Agreement.

    5.6            Books and Records; Financial Statements.

    From its date of incorporation, the minute books, stock books and stock ledgers of Seller (the "Books of Account") have been maintained, in all respects, in accordance with applicable law.  The signatures of Xsilogy personnel appearing on all documents contained in such Books of Account are the true signatures of the persons purporting to have signed the same, and complete and correct copies of such Books of Account have been provided to SYS.

                    5.6.1        Attached as an exhibit to Section 5.6.1 in the Xsilogy Disclosure Schedule, as previously delivered to SYS, are complete and correct copies of (i) the unaudited balance sheets of Seller, as applicable, as of December 31, 2003 and December 31, 2002, and the related statements of income and sources and uses of cash for the 12-month periods then ended and (ii) the unaudited balance sheet of Seller as of October 31, 2004, and the related statements of income and sources and uses of cash for the ten-month period then ended (collectively, the "Xsilogy Financial Statements").  The Xsilogy Financial Statements (including the related notes) were prepared in good faith on a consistent basis during the periods involved and fairly present (subject to normal, recurring adjustments not material in amount and to the absence of footnotes) in all material respects the consolidated financial position of Xsilogy and its consolidated subsidiaries as at the dates thereof and the consolidated results of their operations for the periods then ended.  However, such Financial Statements do not include any purchase allocation from the acquisition of the Graviton assets.

    5.7            Compliance with Law.  Except with respect to applicable laws discussed elsewhere in this Article V including without limitation those relating to Taxes (as set forth in Section 5.10), employee benefit plans (as set forth in Section 5.13), labor matters (as set forth in Section 5.15), Permits (as set forth in Section 5.18), Environmental Laws (as set forth in Section 5.20), product warranties (as set forth in Section 5.24), Data Protection Laws (as set forth in Section 5.25) and the Foreign Corrupt Practices Act (as set forth in Section 5.26), to Seller's Knowledge, Seller is in compliance, in all respects, and at all times since January 1, 2002 has been in compliance, in all respects, with all applicable laws relating to Seller or its businesses or properties, except where the failure to be in compliance with such applicable laws (individually or in the aggregate) would not have a Material Adverse Effect on Xsilogy, or where such noncompliance has been cured.  Seller has received no written notice of any pending investigation or review by any governmental authority with respect to Xsilogy and no such investigation or review is threatened, nor has any governmental authority indicated an intention to conduct the same.

    5.8            Actions.  Section 5.8 in the Xsilogy Disclosure Schedule sets forth each instance in which Xsilogy has received notice of an Action pending and each instance in which, to the Knowledge of Xsilogy, any Action is threatened against Xsilogy.  Since January 1, 2002, Xsilogy has not received notice of Xsilogy being subject to any order, writ, injunction or decree relating to its method of doing business or its relationship with past, existing or future users or purchasers of any goods or services.

    5.9            No Material Adverse Change.  Except as set forth in Section 5.9 of the Xsilogy Disclosure Schedule, since September 30, 2004, to Seller's Knowledge, there has been no material adverse change in the assets, liabilities, results of operations, business prospects, or financial condition of Xsilogy or any event, occurrence or development that would reasonably be expected to have a Material Adverse Effect on Xsilogy.

    5.10        Taxes.

                    5.10.1    With regard to federal and state taxes:

                                    (a)                Seller has filed all Tax Returns (including, but not limited to, those filed on a consolidated, combined or unitary basis) required to have been filed by Seller prior to the date hereof;

                                    (b)               To Seller's Knowledge, all such Tax Returns referred to in clause (a)(i) above were true and correct (except for such inaccuracies which are individually, and in the aggregate, not material) and Seller has paid or, prior to the Closing, will pay within the time and manner prescribed by applicable law, all Taxes, interest and penalties required to be paid in respect of the periods covered by such Tax Returns due to any federal, state, foreign, local or other Tax authority;

                                    (c)                Seller has no liability for Taxes that is in excess of the amount reserved on the Seller Financial Statements;

                                    (d)               Seller has not requested or filed any document having the effect of causing any extension of time within which to file any returns in respect of any fiscal year which have not since been filed;

                                    (e)                Seller has not received written notice of any currently due and payable deficiency for any Tax from any Tax authority;

                                    (f)                 Seller has not received written notice that it is the subject of any currently ongoing Tax audit;

                                    (g)                As of the date of this Agreement, Seller has not received notice from any Tax authority of any pending requests for waivers of the time to assess any Tax, other than those made in the ordinary course and for which payment has been made;

                                    (h)                Seller has not voluntarily waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency;

                                    (i)                  There are no recorded Encumbrances with respect to Taxes upon any of the properties or assets, real or personal, tangible or intangible of Seller (other than liens for Taxes not yet due and/or delinquent); and

                                    (j)                 No claim has ever been received by Seller from a governmental authority in a jurisdiction where Seller files Tax Returns that Seller is or may be subject to taxation by that jurisdiction.

                    5.10.2    Seller is not obligated by any Contract, agreement or other arrangement to indemnify any other person with respect to Taxes.  Seller is not now and has ever been a party to or bound by any agreement or arrangement (whether or not written and including, without limitation, any arrangement required or permitted by law) binding Seller that (i) requires Seller to make any Tax payment to or for the account of any other person, (ii) affords any other person the benefit of any net operating loss, net capital loss, investment Tax credit, foreign Tax credit, charitable deduction or any other credit or Tax attribute which could reduce Taxes (including, without limitation, deductions and credits related to alternative minimum Taxes) of Seller, or (iii) requires or permits the transfer or assignment of income, revenues, receipts or gains to Seller, from any other person.

                                    (a)                Seller has withheld and paid over all Taxes required to have been withheld and paid over in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party.

                                    (b)               Seller has not agreed to make, or has received any written notice from the Internal Revenue Service proposing that Seller make, any adjustments pursuant to Sections 263A or 481(a) of the Code or any similar provision of state, local or foreign law by reason of a change in accounting method initiated by Seller, and Seller has no application pending with any governmental authority requesting permission for any changes in accounting methods that relate to the business or operations of Seller.

                                    (c)                Seller has not requested any private letter ruling of the Internal Revenue Service or comparable ruling of other Governmental Authorities.

                                    (d)               The Tax Returns of Seller for the two most recently completed tax years, complete and correct copies of which are attached as an exhibit to Section 5.10 in the Seller Disclosure Schedule, list all deductions giving rise to any current-year Tax loss set forth on the applicable Tax Returns and the amount of each such Tax loss in each jurisdiction.

                                    (e)                Xsilogy has never been a member of an affiliated group of corporations, within the meaning of Section 1504 of the Code, other than as a common parent corporation, within the meaning of Section 1504 of the Code (or any similar provision of state or local law), except where Seller was the common parent corporation of such affiliated group.

                                    (f)                 Seller has no liability for the Taxes of any person other than any of Xsilogy under Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise.

                                    (g)                All elections with respect to the Tax Returns are reflected in the Tax Returns.

                                    (h)                Seller is not or has not been, a United States real property holding corporation (as defined in section 897(c)(2) of the Code) during the applicable period specified in section 897(c)(1)(A)(ii) of the Code.

                                    (i)                  Seller is nor or has nor been a party to any joint venture, partnership, or other agreement that would be treated as a partnership for U.S. federal income tax purposes.

                                    (j)                 Seller has not participated in an international boycott as defined in Section 999 of the Code (or any similar provision of state, local or foreign law).

                                    (k)               As used in this Agreement, "Tax Returns" means all federal, state, local and foreign Tax returns, declarations, schedules, information returns, reports and forms, and any amendments to any of the foregoing relating to Taxes, required to be filed with any governmental authority responsible for the imposition or collection of Taxes.

                                    (l)                  As used in this Agreement, "Tax" or "Taxes" means (i) any federal, state, county, local or foreign taxes, charges, fees, levies or other assessments, including all net income, gross income, premium, sales and use, ad valorem, transfer, gains, profit, windfall profits, excise, franchise, real and personal property, gross receipts, capital stock, production, business and occupation, employment, disability, payroll, license, estimated, customs duties, severance or withholding taxes, other taxes or similar charges of any kind imposed by a governmental authority and includes any interest and penalties (civil or criminal) on or additions to any such taxes or in respect of a failure to comply with any requirement relating to any Tax Return and any expenses incurred in connection with the determination, settlement or litigation of any tax liability.

    5.11        Intellectual Property.

                    5.11.1    Set forth in Section 5.11.1 in the Xsilogy Disclosure Schedule is an accurate and complete list of (i) all foreign and domestic patents, patent applications, invention disclosures, trademarks, service marks, trade names, internet domain names (and any registrations or applications for registration for any of the foregoing trademarks, service marks, trade names and internet domain names) and all copyright applications and registrations and all other material Intellectual Property rights owned or used by Xsilogy, (ii) other than as set forth in Section 5.11.1 in the Xsilogy Disclosure Schedule, all customer agreements with respect to which Xsilogy received gross revenue of at least US$10,000 during the 24-month period from October 1, 2002 to September 30, 2004 and (iii) all non-customer agreements to which Seller is a party which concern any of its Intellectual Property.

                    5.11.2    With regard to Intellectual Property:

                                    (a)                Seller owns, free and clear of any Encumbrances, or has sufficient rights to, the Intellectual Property;

                                    (b)               No written claim of invalidity or ownership with respect to the Intellectual Property has been received by Seller from any third party and, to Seller's knowledge, no Intellectual Property is the subject of any pending or threatened Action;

                                    (c)                To Seller's Knowledge, it is not infringing on the intellectual property of any other person.  No person or entity has asserted against Seller that Seller or any licensee of Seller or, to Seller's knowledge, Graviton, is infringing or has infringed any domestic or foreign patent, trademark, service mark, trade name, or copyright or design right, or has misappropriated or improperly used or disclosed any trade secret, confidential information or know-how;

                                    (d)               All fees, annuities, royalties, honoraria and other payments which are due from Xsilogy on or before the date of this Agreement for any of the Intellectual Property or under any agreement related to the Intellectual Property have been paid;

                                    (e)                Except as limited by the terms of any license relating thereto, to Seller's Knowledge, the making, using, selling, manufacturing, marketing, licensing, reproduction, distribution, disposal, modification, display, transmission or publishing of any process, machine, manufacture, composition of matter, or material related to any part of the Intellectual Property, does not and will not infringe in any material respect any domestic or foreign patent, trademark, service mark, trade name, copyright, moral right or other intellectual property right of any third party, and does not and will not involve the misappropriation or improper use or disclosure of any trade secrets, confidential information or know-how of any third party;

                                    (f)                 To Seller's Knowledge, no unexpired foreign or domestic patents or patent applications exist that are adverse to the interests of Xsilogy;

                                    (g)                There exists no (A) prior act of Xsilogy or, to Seller's Knowledge, any third party that would void or invalidate any of the Intellectual Property or (B) conduct or use by Xsilogy or, to Seller's Knowledge, any third party that would void or invalidate any of the Intellectual Property; and

                                    (h)                The execution, delivery and performance of this Agreement by Xsilogy, and the consummation of the transactions contemplated hereby, will not materially breach, violate or conflict with any instrument or agreement relating to the Intellectual Property to which Xsilogy is a party, will not cause the forfeiture or termination or give rise to a right of forfeiture or termination of any of the Intellectual Property or in any way impair the right of Xsilogy, to make, use, sell, license or dispose of, distribute, modify, display or transmit or to bring any action for the infringement of, any Intellectual Property.

                                    (i)                  Xsilogy has taken commercially reasonable steps to safeguard and maintain the secrecy and confidentiality of (i) all trade secrets and (ii) to the extent required by applicable law, patent applications and their related inventions prior to the issuance of a patent registration contained in the Intellectual Property.

    5.12        Title to Assets and Properties.  Xsilogy has good, valid, and marketable title to, or a valid leasehold interest in, and unrestricted possession (other than under the terms of relevant leases) of, the assets and properties used by Xsilogy, located on its premises or shown on the Xsilogy Financial Statements, free and clear of all Encumbrances, except for assets and properties disposed of in the ordinary course of business since September 30, 2004.

    5.13          Employee Benefit Plans.

                    5.13.1    With respect to each Xsilogy Plan, Xsilogy has made available to SYS a substantially correct and complete copy of the following (where applicable): (i) each writing constituting a part of such Xsilogy Plan, including without limitation all plan documents, benefit schedules, trust agreements, and insurance contracts and other funding vehicles; (ii) the three most recently filed Annual Reports (Form 5500 Series) and accompanying schedules, if any; (iii) the current summary plan description, if any; (iv) the most recent annual financial report, if any; and (v) the most recent determination letter from the Internal Revenue Service, if any.

                                    (a)                To the Knowledge of Xsilogy, there are no existing circumstances or any events that have occurred that could adversely affect the qualified status of any Xsilogy Plan that is a Qualified Plan or the related trust.

                                    (b)               All contributions required to be made by Xsilogy to any Xsilogy Plan by applicable laws or by any Xsilogy Plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Xsilogy Plan, for any period through the date hereof, have been made or paid in full.

                                    (c)                To Seller's Knowledge, each Xsilogy Plan has been maintained and administered in compliance with its terms and applicable law, including ERISA and the Code.  There is not now, and there are no existing circumstances that could reasonably be expected to give rise to, any requirement for the posting of security with respect to a Xsilogy Plan or the imposition of any Encumbrance on the assets of Xsilogy under ERISA or the Code with respect to a Xsilogy Plan.

                                    (d)               Xsilogy has not, at any time within six years before the date hereof, maintained, contributed to or been obligated to contribute to any Multiemployer Plan or Multiple Employer Plan or any plan covered by Section 412 of the Code or Title IV of ERISA.

                                    (e)                To the Knowledge of Xsilogy, there does not now exist, and there are no existing circumstances that could reasonably be expected to result in, any Controlled Group Liability that would be a liability of Xsilogy following the Closing.  Without limiting the generality of the foregoing, Xsilogy has not engaged in any transaction described in Section 4069 or Section 4204 of ERISA.

                                    (f)                 Except for health continuation coverage as required by Section 4980B of the Code or Part 6 of Title I of ERISA (or other applicable law pertaining to COBRA or Cal-COBRA), Xsilogy has no liability for life, health, medical or other welfare benefits to former employees or beneficiaries or dependents thereof and there has been no communication to employees of Xsilogy that promises or guarantees such employees retiree health or life insurance benefits or other retiree death benefits.

                                    (g)                Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will result in, cause the accelerated vesting or delivery of, or increase the amount or value of, any payment or benefit to any employee, officer, director or consultant of Xsilogy.  Without limiting the generality of the foregoing, no amount paid or payable by Xsilogy in connection with the transactions contemplated hereby, either solely as a result thereof or as a result of such transactions in conjunction with any other events, will be an "excess parachute payment" within the meaning of Section 280G of the Code.

                                    (h)                Xsilogy has not received written notice of any pending, and to the Knowledge of Xsilogy there are no threatened, claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations that have been asserted or instituted against the Xsilogy Plans, any fiduciaries thereof with respect to their duties to the Xsilogy Plans, or the assets of any of the trusts under any of the Xsilogy Plans that would reasonably be expected to result in any material liability of Xsilogy to the Pension Benefit Guaranty Corporation, the US Department of Treasury, the US Department of Labor or any Multiemployer Plan.

                    5.13.2    As used in this Agreement, the following terms have the meanings given below:

                                    (a)                "Benefit Obligation" means Xsilogy's aggregate financial liability to provide all current, projected and contingent benefits to an employee, or such employee's beneficiaries or dependents, as the case may be, under the terms of any of the Xsilogy Plans, regardless of whether an amount less than such aggregate financial liability is reflected on Xsilogy's financial statements under applicable accounting rules.

                                    (b)               "Controlled Group Liability" means any and all liabilities (i) under Title IV of ERISA, (ii) under section 302 of ERISA, (iii) under sections 412 and 4971 of the Code, (iv) resulting from a violation of the continuation coverage requirements of section 601 et seq. of ERISA and section 4980B of the Code or the group health plan requirements of Section 701 et seq. of ERISA, and (v) under corresponding or similar provisions of foreign laws or regulations, in each case other than pursuant to the Xsilogy Plans.

                                    (c)                "ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

                                    (d)               "ERISA Affiliate" means, with respect to any entity, trade or business, any other entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the first entity, trade or business, or that is a member of the same "controlled group" as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.  As of the date hereof, Xsilogy has no ERISA Affiliates.

                                    (e)                "Xsilogy Employee" means a person who is, as of the Closing, an active or inactive employee of Xsilogy.

                                    (f)                 "Xsilogy Plans" means all employee benefit plans, programs and other arrangements providing benefits to any current or former employee, officer, director or consultant (or any beneficiary or dependent thereof) in respect of services provided to Xsilogy, and whether covering one person or more than one person, sponsored or maintained by Xsilogy or to which Xsilogy contributes (or is obligated to contribute) or has any liability.  Without limiting the generality of the foregoing, the term "Xsilogy Plans" includes each "employee pension benefit plan" as defined in Section 3(2) of ERISA, each "employee welfare benefit plan" as defined in Section 3(1) of ERISA, and each agreement, plan, program, fund, policy, contract or arrangement (whether written or unwritten) providing compensation, benefits, pension, retirement, superannuation, profit sharing, stock bonus, stock option, stock purchase, phantom or stock equivalent, bonus, thirteenth month, incentive, deferred compensation, hospitalization, medical, dental, vision, vacation, life insurance, death benefit, sick pay, disability, severance, termination, indemnity, redundancy pay, educational assistance, holiday pay, housing assistance, moving expense reimbursement, fringe benefit or similar employee benefits covering any employee, former employee, or the beneficiaries and dependents of any employee or former employee, regardless of whether it is mandated under local law, voluntary, private, funded, unfunded, financed by the purchase of insurance, contributory or non-contributory.

                                    (g)                "Multiemployer Plan" means a "multiemployer plan" within the meaning of Section 4001(a)(3) of ERISA.  As of the date hereof, Xsilogy has no Multiemployer Plans.

                                    (h)                "Multiple Employer Plan" means a plan that has two or more contributing sponsors at least two of whom are not under "common control" within the meaning of Section 4063 of ERISA.  As of the date hereof, Xsilogy has no Multiple Employer Plans.

                                    (i)                  "Qualified Plan" means a "qualified plan" within the meaning of Section 401(a) of the Code.

    5.14        Contracts.

                    5.14.1    Section 5.14 in the Xsilogy Disclosure Schedule lists each, and Xsilogy has provided SYS with correct and complete copies or summaries of each, Contract ("Contract" means all written or oral contracts, agreements, guarantees, licenses and executory commitments, other than Xsilogy Plans and real property leases) to which Xsilogy is a party as of the date hereof and which falls within any one or more of the following categories:

                                    (a)                Contracts not entered into in the ordinary course of Xsilogy's business and that involve expenditures or receipts by Xsilogy of US$10,000 per month;

                                    (b)               Joint venture, partnership, strategic alliances and other Contracts (however named) involving a sharing of profits, losses, costs or liabilities;

                                    (c)                Leases for equipment or other personal property assets;

                                    (d)               Contracts with respect to which Xsilogy received gross revenue of at least US$10,000 during the 24-month period from October 1, 2002 to September 30, 2004;

                                    (e)                Contracts containing covenants purporting to limit the freedom of Xsilogy to compete in any line of business or in any geographic area or to hire any individual or group of individuals;

                                    (f)                 Contracts providing for the settlement of disputed claims (including disputed dollar amounts) with third parties;

                                    (g)                Powers of attorney that are currently outstanding;

                                    (h)                Contracts entered into other than in the ordinary course of business that contain or provide for an express undertaking to be responsible for consequential damages;

                                    (i)                  Contracts which contain minimum purchase conditions in excess of US$10,000 or requirements or other terms that restrict or limit the purchasing relationships of Xsilogy;

                                    (j)                 Contracts relating to any outstanding commitment for capital expenditures in excess of US$25,000;

                                    (k)               Contracts with any labor organization, union, employee representative or group of employees;

                                    (l)                  Indentures, mortgages, promissory notes, loan agreements, guarantees of borrowed money, letters of credit or other agreements, instruments or commitments for the borrowing or the lending of money;

                                    (m)              Contracts providing for the creation of any Encumbrance upon any of the assets of Xsilogy;

                                    (n)                Contracts involving annual revenues to the business of Xsilogy in excess of 2.5% of Xsilogy's annual revenues during either of its past two fiscal years;

                                    (o)               Contracts providing for "earn-outs," "savings guarantees," "performance guarantees," or other contingent payments involving more than US$10,000 per year or US$50,000 over the term of the Contract;

                                    (p)               Contracts with or for the benefit of (A) any corporate affiliate of Xsilogy or (B) any immediate family member of any shareholder, director or officer of Xsilogy;

                                    (q)               Contracts involving payments by Xsilogy of more than US$5,000 in any one month during the past 6 months;

                                    (r)                 Any Contracts that purport to limit the ability of the directors, officers, agents or employees of Xsilogy to engage in or continue any conduct, activity or practice relating to the business of Xsilogy, or assign to Xsilogy any rights to any invention, improvement or discovery;

                                    (s)                Any cost-sharing, tax-sharing or transfer pricing agreements between Xsilogy and any related or unrelated party; and

                                    (t)                 Each amendment, supplement and modification with respect to any of the foregoing.

                    5.14.2    All such Contracts are valid, binding and enforceable obligations of Xsilogy and each other party thereto.

                    5.14.3    Neither Xsilogy nor any other party thereto is in violation of or in default in respect of, nor has there occurred an event or condition which with the passage of time or giving of notice (or both) would constitute a default under or permit the termination of, any such Contract.

                    5.14.4    As of the date hereof, Xsilogy is not engaged in any renegotiation of and, to the Knowledge of Xsilogy, neither Xsilogy nor any third party thereto has any outstanding rights to renegotiate, any material amounts paid or payable under such Contracts.

    5.15        Labor Matters.

                    5.15.1    Xsilogy is not a party to any collective bargaining agreement or labor union contract and is not required to consult or negotiate with any local works council, union, labor board or any governmental authority concerning the transactions contemplated by the Agreement.

                    5.15.2    Set forth in Section 5.15 in the Xsilogy Disclosure Schedule is a list of each agreement to which Xsilogy is a party pursuant to which any individual employed by Xsilogy or otherwise performing services primarily for Xsilogy receives compensation in excess of $20,000 per annum, and Xsilogy has furnished or made available to SYS substantially complete and correct copies of any such agreements in writing.  Xsilogy has not breached or otherwise failed to comply with any provisions of any agreement set forth therein and, to the Knowledge of Xsilogy, there are no grievances outstanding thereunder.  There is no labor strike, dispute or stoppage pending or, to the Knowledge of Xsilogy, threatened against Xsilogy.  To the Knowledge of Xsilogy, no campaign or other attempt for recognition is pending by any labor organization or employee with respect to employees of Xsilogy.

                    5.15.3    To its Knowledge, Xsilogy is in compliance with applicable laws and its own policies respecting employment and employment practices, terms and conditions of employment, wages and hours, equal opportunity, equal pay, civil rights, labor relations, immigration, and occupational health and safety.  Xsilogy has paid all payroll and wage taxes owed by it.

                    5.15.4    As of the date of this Agreement and except as required by applicable law, (i) Xsilogy is not a party to any outstanding employment agreements or contracts with officers, managers and directors (or foreign equivalents) or Xsilogy Employees that are not terminable at will, or that provide for the payment of any bonus or commission; and (ii) Xsilogy is not a party to any agreement, policy or practice that will require it to pay termination or severance pay to salaried, non-exempt or hourly Xsilogy Employees after the Closing.

    5.16        Undisclosed Liabilities.  To its Knowledge, Xsilogy has no liabilities or obligations of any nature, whether absolute, accrued, contingent, choate, inchoate or otherwise and whether due or to become due, that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Xsilogy, other than (a) liabilities disclosed to SYS in the Xsilogy Financial Statements, (b) liabilities contemplated by this Agreement and/or set forth in the Xsilogy Disclosure Schedule, and (c) liabilities incurred or accrued after the date hereof in the ordinary course of business consistent with past practice and not prohibited by this Agreement.

    5.17        Operation of Xsilogy's Business; Relationships.  Except as set forth in Section 5.17 of the Xsilogy Disclosure Schedule, since December 31, 2003, no customer of Xsilogy has indicated to Xsilogy that such customer will stop or decrease purchasing materials, products or services from Xsilogy and no supplier of Xsilogy has indicated to Xsilogy that such supplier will stop or decrease the supply of materials, products or services to Xsilogy.

    5.18        Permits.  To its Knowledge, Xsilogy is in possession of all licenses, permits, easements, variances, exemptions, consents, certificates, approvals and orders legally required in each jurisdiction to own, lease and operate its properties and to carry on its business as currently conducted, including under any applicable Environmental Laws (collectively, the "Permits").  Xsilogy has not received notice of any Action pending, and to the Knowledge of Xsilogy no Action is threatened, regarding any of the Permits which, if successful, would reasonably be expected to have a Material Adverse Effect on Xsilogy.  Xsilogy is not in conflict with, or in default or violation of, any of the Permits, except for any such conflicts, defaults or violations which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Xsilogy.

    5.19        Real Property.

                    5.19.1    Xsilogy does not own any real property.

                    5.19.2    Section 5.19 in the Xsilogy Disclosure Schedule lists each lease for real property to which Xsilogy is a party (each a "Lease"). Xsilogy does not sublease any real property.  Xsilogy has delivered to SYS a substantially correct and complete copy of each Lease.  With respect to each Lease:

                                    (a)                the Lease is legal, valid, binding, enforceable, and in full force and effect with respect to Xsilogy, and, to the Knowledge of Xsilogy, with respect to the other party thereto, the Lease is legal, binding, enforceable, and in full force and effect;

                                    (b)               to the Knowledge of Xsilogy, no party to the Lease is in breach or default thereunder, and no event has occurred which, with notice or lapse of time, would constitute a breach or default or permit termination, modification, or acceleration thereunder;

                                    (c)                Xsilogy has not, and to the Knowledge of Xsilogy no other party thereto has, repudiated any provision thereof;

                                    (d)               Xsilogy has not received written notice of any disputes with respect thereto, and Xsilogy is not party to any oral agreements or forbearance programs in effect as to the Lease;

                                    (e)                Xsilogy has not assigned, transferred, conveyed, mortgaged, deeded in trust, or encumbered any interest in the leasehold; and

                                    (f)                 to the Knowledge of Xsilogy, the facility leased under the Lease has received all approvals of Governmental Authorities (including Permits) required to be received by Xsilogy in connection with the operation thereof and have been operated and maintained by Xsilogy in accordance with applicable laws.

    5.20        Environmental Matters.

                    5.20.1    With regard to environmental matters:

                                    (a)                To the Knowledge of Seller, the properties, operations and activities of Xsilogy are in compliance in all material respects with all applicable Environmental Laws and all past noncompliance of Xsilogy with any applicable Environmental Laws has been resolved without any pending, ongoing or future obligation, cost or liability;

                                    (b)               Xsilogy has not received notice of any pending Action by or before any court or governmental authority under any Environmental Law, and to the Knowledge of Xsilogy no such Action is pending or threatened and there is no basis for any present or future Action against it that may reasonably be likely to lead to any liability;

                                    (c)                There has been no release, discharge or emission of any Hazardous Material into the environment in material violation of applicable Environmental Laws by Xsilogy in connection with its currently leased or formerly leased properties or operations that would be reasonably likely to have a Material Adverse Effect on Xsilogy; and

                                    (d)               There has been no material exposure in violation of applicable Environmental Laws of any person or property to any Hazardous Material in connection with the properties, operations and activities of Xsilogy that would be reasonably likely to have a Material Adverse Effect on Xsilogy.

                                    (e)                For purposes of this Agreement, the term "Environmental Laws" means all federal, state, local or foreign laws relating to pollution or protection of human health or the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata), including, without limitation, laws relating to emissions, discharges, releases or threatened releases of Hazardous Materials into the environment, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials, as well as all authorizations, codes, decrees, demands or demand letters, injunctions, judgments, licenses, notices, orders, permits, plans or regulations issued, entered, promulgated or approved thereunder.

                                    (f)                 For purposes of this Agreement, the term "Hazardous Materials" means chemicals, pollutants, contaminants, or industrial, toxic or hazardous substances or wastes as those terms are defined or identified in any Environmental Law or regulated by any Permit required by applicable Environmental Law, including but not limited to petroleum products or by-products, asbestos, and polychlorinated materials.

    5.21        Board Recommendation.  The board of directors of Xsilogy, at a meeting duly called and held, has by majority vote of those directors present, whether in person or telephonically, and constituting a quorum of the directors then in office, (i) determined that this Agreement and the transactions contemplated hereby, are fair to and in the best interests of the Xsilogy Stockholders, and (ii) resolved to recommend to the holders of the shares of Xsilogy Capital Stock that such holders approve this Agreement and the transactions contemplated herein, (the "Xsilogy Board Recommendation").

    5.22        Accounts Receivable.  The accounts and notes receivable reflected in the Xsilogy Financial Statements (i) arose from bona fide sales transactions in the ordinary course of business and are payable on ordinary trade terms, (ii) are legal, valid and binding obligations of the respective debtors enforceable in accordance with their terms, (iii) are not subject to valid set-off or counterclaim, and (iv) are collectible in the ordinary course of business consistent with past practice in the aggregate recorded amounts thereof.

    5.23        Insurance.  Section 5.23 in the Xsilogy Disclosure Schedule lists all insurance policies pursuant to which Xsilogy is presently insured and during each of the past three calendar years has been insured (each, an "Insurance Policy" and, collectively, the "Insurance Policies").  Each Insurance Policy is, in all material respects, in full force and effect in accordance with its terms and all premiums reflected on invoices received by Xsilogy to date have been paid in full.  No written notice of cancellation with respect to any Insurance Policy has been received by Xsilogy and, to the Knowledge of Xsilogy, there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a default thereunder.  Xsilogy is a "named insured" or an "insured" under each Insurance Policy.  Xsilogy has not been refused any insurance, nor has the coverage of Xsilogy been limited, by any insurance carrier to which it has applied for insurance or with which it has carried insurance during the past three years.  The Insurance Policies are of the type and in the amounts that would reasonably be expected to be maintained in the ordinary course of business for similarly situated companies in the same or a similar industry.  Set forth in Section 5.23 in the Xsilogy Disclosure Schedule is (a) with respect to each Policy under which the annual premium amount is fixed, the current amount of such premium, and (b) with respect to each Policy under which the periodic or annual premium amount is variable, the amount of the most recent periodic payment made and the calculation formula with respect to such premium.

    5.24        Product or Service Warranty.  To the Knowledge of Xsilogy, within the three years prior to the date hereof: (a) each product or service sold or delivered by Xsilogy has been in material conformity with any applicable express and implied warranties, (b) Xsilogy has no current liability for damages in connection with any such warranty (and there is no basis for any present or future Action against it that may reasonably be likely to lead to any liability) and (c) no product or service sold or delivered by Xsilogy is subject to any guaranty, warranty, or other indemnity beyond the applicable standard terms and conditions of sale given by Xsilogy, if any, or as required by applicable law.

    5.25        Data Protection Matters.

                    5.25.1    Xsilogy has not received notice of any existing or pending, and to the Knowledge of Xsilogy there is no threatened, Action against Xsilogy by or before any court or governmental authority under any Data Protection Law.  Xsilogy has never instituted a policy with respect to, or taken steps to comply with or protect Personal Data as required under, any Data Protection Law.

                    5.25.2    As used in this Agreement, the term "Data Protection Laws" means all federal, state, local or foreign laws, statutes, orders, rules, regulations, policies or guidelines, or judgments, decisions or orders entered by any governmental authority, relating to Personal Data.

                    5.25.3    As used in this Agreement, the term "Personal Data" means any and all information that Xsilogy maintains or otherwise processes that relates to an identified or identifiable natural person, including employees, stockholders, customers, customers of customers, vendors, contractors, and other business partners of Xsilogy, and any employees of or contractors to any of the foregoing.

    5.26        Foreign Corrupt Practices Act.

                    5.26.1    Xsilogy has not, to secure any improper advantage in order to obtain or retain business, directly or indirectly offered, paid, given, or promised to pay, or authorized the payment of, any money, offer, gift, or other thing of value, to:

                                    (a)                an officer or employee of any governmental authority, or any person acting in an official capacity for or on behalf of any governmental authority;

                                    (b)               any political party or official thereof;

                                    (c)                any candidate for political or political party office; or

                                    (d)               any other individual or entity;

                                    (e)                while knowing or having reason to believe that all or any portion of such money or thing of value would be offered, given, or promised, directly or indirectly, to any person or entity listed in clauses (i) - (iii) above.

                                    (f)                 Xsilogy maintains a system of internal accounting controls adequate to insure that it maintains no off-the-books accounts and that its assets are used only in accordance with its management's directives.

                                    (g)                No product sold or service provided by Xsilogy has been directly or indirectly sold to or performed on behalf of Cuba, Iraq, Iran, Libya, or Sudan.

    5.27        Government Contracts.  With respect to any Government Authority Contracts, there is, as of the date of this Agreement, no (a) civil fraud or criminal investigation by any governmental authority that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect on Xsilogy, (b) suspension or debarment proceeding (or equivalent proceeding) against Xsilogy that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect on Xsilogy, (c) request by a governmental authority for a contract price adjustment based on a claimed disallowance by the Defense Contract Audit Agency (or other applicable governmental authority) or claim of defective pricing, (d) dispute between Xsilogy and a governmental authority which, since December 31, 2000, has resulted in a government contracting officer's final decision where the amount in controversy exceeds or is expected to exceed $50,000, (e) claim or request for equitable adjustment by Xsilogy against a governmental authority in excess of $50,000, or (f) any claim or assertion by a governmental authority that Xsilogy may have violated applicable rules regarding conflicts of interest or statutes, rules or regulations regarding the integrity of the purchase process.  For purposes of this Agreement, the term "Government Authority Contract" means any contract, agreement, subcontract, or bid with or to any agency or department of the federal government of the United States, any state government, any county or municipality of any state, or any foreign government.

    5.28        Relations with Governments.  Neither Xsilogy, nor any director, officer, agent or employee of Xsilogy, has (a) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to political activity, (b) made any unlawful payment or offered anything of value to foreign or domestic government officials or employees or to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns, (c) made any other unlawful payment, or (d) violated any applicable export control, money laundering or anti-terrorism law or regulation.

    5.29        No Existing Discussions.  As of the date of this Agreement, Xsilogy is not engaged, directly or indirectly, in any negotiations or discussions with any other party with respect to an acquisition of a controlling interest in Xsilogy or the assets of Xsilogy.

    5.30        Disclosure.  The representations and warranties contained in this Article V, taken as a whole, do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make such representations and warranties, in light of the circumstances under which they were made, not misleading.

ARTICLE VI
COVENANTS OF THE PARTIES

    6.1            Mutual Covenants.

                    6.1.1        Reasonable Efforts; Notification.  Each of the parties agrees to use all commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement, including (A) the obtaining of all other necessary actions or nonactions, waivers, consents, licenses, permits, authorizations, orders and approvals from Governmental Authorities and the making of all other necessary registrations and filings (including other filings with Governmental Authorities, if any), (B) the obtaining of all consents, approvals or waivers from third parties set forth in Schedule 5.4.4 in the Xsilogy Disclosure Schedule, and (C) the execution and delivery of any additional instruments necessary to consummate the transaction contemplated by this Agreement.

                    6.1.2        Public Announcements.  SYS and Xsilogy shall consult with each other before issuing, and give each other the opportunity to review and comment upon, any other press release or public statements with respect to the transactions contemplated by this Agreement, and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable law, court process or by obligations pursuant to any listing agreement of SYS with any national securities exchange or national securities quotation system.

    In addition to the foregoing, neither SYS nor Xsilogy shall issue any press release or otherwise make any public statement or disclosure concerning non-public information relating to the other party's business, financial condition or results of operations without the consent of the other party, which consent shall not be unreasonably withheld, conditioned or delayed, or except as required by applicable law.

                    6.1.3        Notices of Certain Events.  Each party hereto shall promptly notify the other parties in writing of:

                                    (a)                The receipt by such party or any of such party's subsidiaries of any notice or other communication from any person alleging that the consent of such person is or may be required in connection with the transactions contemplated by this Agreement;

                                    (b)               Subject to any applicable legal restrictions, the receipt by such party or any of such party's subsidiaries of any notice or other communication from any governmental authority in connection with the transactions contemplated by this Agreement;

                                    (c)                Such party's obtaining Knowledge of any Actions commenced or threatened against, relating to or involving or otherwise affecting any of the other parties hereto, as the case may be, or, with respect to SYS or Xsilogy, any of their respective subsidiaries, which relate to the consummation of the transactions contemplated by this Agreement; and

                                    (d)               Such party's obtaining Knowledge of the occurrence, or failure to occur, of any event which occurrence or failure to occur will be likely to cause the conditions set forth in Article VII not to be satisfied; provided, however, that no such notification shall affect the representations, warranties or obligations of the parties or the conditions to the obligations of the parties hereunder, or limit or otherwise affect the remedies available hereunder to the party receiving such notice.

                    6.1.4        Notification.  Between the date of this Agreement and the Closing, each party hereto shall promptly notify the other parties hereto in writing if such party becomes aware of any fact or condition that causes or constitutes a breach in any of its representations and warranties as of the date of this Agreement or any other date applicable to a  representation or warranty as set forth herein.  Should any such fact or condition require any change in the Xsilogy Disclosure Schedule, Xsilogy shall promptly deliver to SYS a written statement specifying such change.  Such delivery will not affect any rights of any party under any other provision of this Agreement.  During the same period, each party shall promptly notify the other parties in writing if such party becomes aware of the occurrence of any breach of any covenant of such party in this Agreement or the occurrence of any event that may make the satisfaction of the conditions in Article VII impossible or unlikely.

    6.2            Covenants of SYS.

                    6.2.1        Registration.

                                    (a)                All shares of SYS Common Stock issued pursuant to this Agreement shall be issued without registration under the Securities Act of 1933, as amended, and applicable state securities law.  The certificates evidencing such shares shall bear restrictive legends.  SYS will use its best efforts to register for resale with the SEC all SYS shares issued pursuant to this Agreement.  For a period of eighteen (18) months following the effectiveness of any such registration, SYS will not voluntarily terminate the registration and, to the extent that the registration statement or the prospectus which is a part thereof requires amendment or supplement under the Securities Act of 1933 and the rules adopted thereunder, will exercise reasonable commercial efforts to expeditiously amend or supplement such registration statement, including the prospectus which is a part thereof.

                                    (b)               SYS shall provide to each person whose Registrable Securities are registered a suitable number of prospectuses, and supplements thereto, as soon as possible following the effectiveness of the registration or the filing of the supplement, as the case may be.

                                    (c)                SYS shall have the right to terminate or withdraw any registration initiated by it under this Section 6.2.1 prior to the effectiveness of such registration, but without prejudice to its obligations pursuant to this Section 6.2.1.

                    6.2.2        Preferred Customer Status.  Following the Closing, SYS will extend preferred customer status to any commercial investor who was an Xsilogy Stockholder at the time of the Closing.  Preferred customer status will entitle such Xsilogy Stockholder to a 2% credit against the cost of Xsilogy products purchased by such Xsilogy Stockholder.

                    6.2.3        Product Warranties.  Following the Closing, Buyer shall fulfill the obligation of Seller to provide replacement parts under existing warranties issued by the Seller solely to the extent of the inventory of Seller which is acquired by Buyer at the Closing.

    6.3            Covenants of Xsilogy.  Xsilogy agrees and warrants that:

                    6.3.1        Xsilogy Stockholders Meeting.  Xsilogy shall take all actions required by applicable law, the Xsilogy Articles and the Xsilogy Bylaws to duly call, give notice of, convene and hold a special meeting of Xsilogy Stockholders (the "Xsilogy Stockholders Meeting") on the earliest practicable date, to consider and vote upon approval of this Agreement and the transactions contemplated hereby to the extent the approval of such other transactions by the Xsilogy Stockholders is required thereby.

                    6.3.2        Access to Information; Confidentiality.  Upon reasonable notice, Xsilogy shall afford to the officers, employees, accountants, counsel, financial advisors and other representatives of SYS reasonable access during normal business hours, during the period prior to the Closing, to such of its properties, books, contracts, commitments, records, all other information and data, officers and employees as SYS may reasonably request and, during such period, Xsilogy shall furnish promptly to SYS (a) a copy of each report, schedule, and other document filed, published, announced or received by it during such period pursuant to the requirements of applicable laws (other than documents which such party is not permitted to disclose under applicable laws), and (b) consistent with its legal obligations, all other information concerning it and its business, properties and personnel as SYS may reasonably request; provided, however, that Xsilogy may restrict the foregoing access to the extent that it reasonably concludes, after consultation with outside legal counsel, that (i) any applicable law requires Xsilogy to restrict access to any properties or information, (ii) providing such access would result in the loss of the attorney-client privilege, (iii) such documents discuss the pricing or dollar value of the transactions contemplated by this Agreement, (iv) such documents contain competitively sensitive information, the sharing of which could constitute a violation of any applicable Antitrust Laws or (v) such disclosure is reasonably likely to result in a breach of or default under any contract or agreement to which Xsilogy is a party.  The parties shall hold any such information in confidence to the extent required by, and in accordance with, the provisions of the letter of intent dated as of October 29, 2004, between SYS and Xsilogy (the "Letter of Intent").  Each party shall make all commercially reasonable efforts to minimize disruption to the business of the other party and its subsidiaries which may result from the requests for data and information hereunder.  All requests for access and information shall be coordinated through senior executives of the parties to be designated.

                    6.3.3        No Solicitation.  Subject to the legal obligations of the Xsilogy Board of Directors to the shareholders of Xsilogy, until the Closing or the termination of this Agreement:

                                    (a)                Xsilogy will not, and will not permit or cause any Subsidiary or any of the directors or officers of Xsilogy or any Subsidiary, and will direct Xsilogy's employees, agents and representatives not to, directly or indirectly, solicit, initiate, encourage, or furnish or disclose information in furtherance of, or otherwise facilitate any inquiries that may be reasonably expected to lead to, the making of any proposal or offer with respect to a merger, reorganization, share exchange, consolidation, or similar transaction involving, or any purchase of 10% or more of the assets or any equity of, Xsilogy or any Subsidiary or any other business combination other than the transactions contemplated by this Agreement (any such proposal or offer, an "Acquisition Proposal").

                                    (b)               Xsilogy will not, and will not permit or cause any Subsidiary or any of the officers or directors of it or any Subsidiary to, and shall direct its and such Subsidiary's employees, agents and representatives not to, directly or indirectly, engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any person relating to an Acquisition Proposal, whether such Acquisition Proposal arises or has arisen before or after the date of this Agreement, or otherwise facilitate any effort or attempt to make or implement an Acquisition Proposal.

                                    (c)                Xsilogy will immediately cease all existing activities, discussions and negotiations with any parties conducted heretofore with respect to any Acquisition Proposal and request the return of all confidential information regarding such party provided to any such parties prior to the date hereof pursuant to the terms of any confidentiality agreements or otherwise.  Xsilogy will notify SYS immediately if any such inquiries, proposals, or offers are received by, any such information is requested from, or any such discussions or negotiations are sought to be initiated or continued with, any of its representatives indicating, in connection with such notice, the name of such person and the material terms and conditions of any proposals or offers and thereafter shall keep SYS informed, on a reasonably current basis, on the status and terms of any such proposals or offers and the status of any such negotiations or discussions.

                    6.3.4        Noncompetition.

                                    (a)                For a period beginning on the Closing Date and ending on the earlier of the date on which neither Buyer nor any of its Affiliates are engaged in Seller's Business or five (5) years after the Closing, Seller shall not, directly or indirectly, anywhere in the United States of America or in any other part of the world where Seller has conducted any activity, without Buyer's prior written consent (i) carry on or engage in any business the same as, similar to or in competition with any activity engaged in by Seller prior to the Closing Date including, but not limited to, Seller's Business ("Competing Business") as a principal, or on its own account, or solely or jointly with others as an agent, consultant, officer, director, employee, owner, creditor or in any other capacity; (ii) give advice to, or otherwise act on behalf of, a Competing Business; (iii) solicit any employee of Buyer for employment with a Competing Business; or (iv) use any trade secret, know-how, proprietary or other confidential information or any other information included in the Acquired Assets ("Confidential Information") in any way or disclose, divulge or communicate any confidential information concerning Seller's Business to any third party.

                                    (b)               Seller understands that it would be difficult to ascertain with any degree of accuracy the dollar amount of damage resulting from a continuing breach by Seller of any covenants contained in paragraph 6.3.4(a) hereof, and that money damages would not adequately compensate Buyer for any such breach and, therefore, that Buyer would not have an adequate remedy at law.  In the event any action or proceeding shall be instituted by Buyer to enforce any provision of paragraph 6.3.4(a), Seller shall waive the claim or defense in such action that there is an adequate remedy at law available to Buyer, and Seller shall not urge in any such action or proceeding the claim or defense that such remedy at law exists.  Buyer shall have, in addition to any and all remedies at law, the right, without posting of bond or other security, to an injunction, both temporary or permanent, specific performance and/or other equitable relief to prevent the violation of any obligation under paragraph 6.3.4(a).  Buyer's remedies for any breach of paragraph 6.3.4(a) by Seller shall be cumulative, and seeking or obtaining injunctive or other equitable relief shall not preclude the making of a claim for damages or other relief.

                                    (c)                If any provision of paragraph 6.3.4(a) as applied to any circumstance shall be adjudged by a court to be invalid or unenforceable, the same shall in no way affect any other provision of this Agreement, the application of such provision in any other circumstances, or the validity of enforceability of this Agreement.  If any such provision, or any part thereof, is held to be unenforceable because of the duration or scope of such provision or activity or area covered thereby, Buyer and Seller agree that the court making such determination shall have the power to limit, construe or reduce the duration, scope, activity and/or area of such provision, and/or delete specific words or phrases, and in its reduced form, such provision shall then be enforceable and shall be enforced.

                    6.3.5        Payments to Creditors.  Immediately following the Closing, Seller shall (i) make the payments to its trade creditors described in Section 7.3.10 and (ii) provide Buyer with copies of the checks by which such payments are made.

ARTICLE VII
CONDITIONS

    7.1            Conditions to the Obligations of Each Party.  The obligations of SYS and Xsilogy to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction or waiver of the following conditions:

                    7.1.1        This Agreement and the transactions contemplated hereby shall have been unanimously approved and adopted by the Xsilogy Stockholders in the manner required by applicable law.

                    7.1.2        No provision of any applicable law or regulation and no judgment, injunction, order, decree, ruling, assessment or arbitration award of any governmental authority or arbitrator and any Contract with any governmental authority pertaining to compliance with applicable law shall prohibit or enjoin the consummation of the transactions contemplated by this Agreement or limit the ownership or operation by SYS, Xsilogy or any of their respective subsidiaries of any material portion of the businesses or assets of SYS or Xsilogy.

                    7.1.3        There shall not be pending any Action (i) challenging or seeking to restrain or prohibit the consummation of the transactions contemplated by this Agreement, or (ii) seeking to prohibit or limit the ownership or operation by SYS, Xsilogy or any of their respective subsidiaries of, or to compel SYS, Xsilogy or any of their respective subsidiaries to dispose of or hold separate, any material portion of the business or assets of SYS, Xsilogy or any of their respective subsidiaries, as a result of the transactions contemplated by this Agreement.

                    7.1.4        Buyer shall have entered into an employment agreement with Principal Stockholder, effective as of the Closing, which shall include terms substantially similar to those applicable to persons in positions of equivalent capacity or responsibility with Buyer.

    7.2            Conditions to Obligations of Xsilogy.  The obligations of Xsilogy to consummate the transactions contemplated hereby shall be subject to the fulfillment of the following conditions unless waived by Xsilogy:

                    7.2.1        Each of the representations and warranties of SYS contained in this Agreement shall be true and correct in all material respects (but without regard to any materiality qualifications or references to Material Adverse Effect contained in any specific representation or warranty), in each case on the date of this Agreement and on and as of the Closing as though made on and as of the Closing (except for representations and warranties made as of some other specified date, in which case as of such specified date), except where any such failure of the representations and warranties to be true and correct, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect on SYS, Xsilogy or the transactions contemplated by this Agreement.

                    7.2.2        SYS (i) shall have performed or complied in all material respects with all agreements and covenants required to be performed by it under this Agreement at or prior to the Closing that are qualified as to Material Adverse Effect and (ii) shall have performed or complied in all material respects with all agreements and covenants required to be performed by it under this Agreement at or prior to the Closing that are not qualified as to Material Adverse Effect except where such non-performance or non-compliance individually or in the aggregate would not reasonably be expected to have a Material Adverse Effect on SYS.

                    7.2.3        SYS shall have furnished Xsilogy with a certificate dated the Closing Date signed on behalf of it by its President and Chief Executive Officer or its Chief Financial Officer to the effect that the conditions set forth in Sections 7.2.1 and 7.2.2 have been satisfied.

    7.3            Conditions to Obligations of SYS.  The obligations of SYS to consummate the transactions contemplated hereby shall be subject to the fulfillment of the following conditions unless waived by SYS:

                    7.3.1        Each of the representations and warranties of Xsilogy contained in this Agreement shall be true and correct in all material respects (but without regard to any materiality qualifications or references to Material Adverse Effect contained in any specific representation or warranty), in each case, on the date of this Agreement and on and as of the Closing as though made on and as of the Closing (except for representations and warranties made as of some other specified date, in which case, as of such specified date), except where any such failure of the representations and warranties to be true and correct would not reasonably be expected to have a Material Adverse Effect on Xsilogy, SYS or the transactions contemplated by this Agreement.

                    7.3.2        Xsilogy (i) shall have performed or complied in all material respects with all agreements and covenants required to be performed by it under this Agreement at or prior to the Closing that are qualified as to Material Adverse Effect and (ii) shall have performed or complied in all material respects with all agreements and covenants required to be performed by it under this Agreement at or prior to the Closing that are not qualified as to Material Adverse Effect except where such non-performance or non-compliance would not reasonably be expected to have a Material Adverse Effect on Xsilogy.

                    7.3.3        Xsilogy shall have furnished SYS with an officer's certificate, dated the Closing Date and in the form set forth as Exhibit D to this Agreement, to the effect that the conditions set forth in Sections 7.3.1 and 7.3.2 have been satisfied.

                    7.3.4        All consents set forth in Section 5.4.4 in the Xsilogy Disclosure Schedule shall have been obtained by Xsilogy or waived by SYS.

                    7.3.5        Buyer shall have (1) completed, to its satisfaction, its due diligence investigation of Seller, including, without limitation, physical inspection of the assets to be acquired, review of all appropriate documentation supporting all of such assets, review of the Xsilogy Financial Statements (including particularly the adequacy of the reserves contained in the Xsilogy Financial Statements), and any and all documents related to the Graviton transaction and (2) found the results of its due diligence investigation to be acceptable in its sole discretion.

                    7.3.6        Buyer shall have engaged a third party valuation firm to conduct a preliminary assessment of the anticipated purchase price allocation of the transactions contemplated by this Agreement, which assessment shall include in particular the allocation of the purchase price as it relates to the Graviton assets to be acquired, and such allocation shall be satisfactory to Buyer in its sole discretion.

                    7.3.7        Seller shall have contractual commitments for at least $150,000 in future revenues to the satisfaction of Buyer at the time of Closing.

                    7.3.8        The promissory notes of Xsilogy to the former Graviton shareholders shall have been converted into an equity interest in Xsilogy upon terms satisfactory to the Xsilogy Board of Directors.

                    7.3.9        All of the Xsilogy Stockholders (including those persons who become stockholders as a consequence of the conversion to equity of the notes described in Section 7.3.8), all of the employees of Xsilogy, and all of the current note holders of Xsilogy shall have executed a form of release of any and all claims against SYS or Xsilogy, which release shall be satisfactory in form and content to SYS.  Principal Stockholder shall have executed and delivered to Buyer any and all documents deemed necessary by Buyer to terminate any security interest which Principal Stockholder may have in the Acquired Assets.

                    7.3.10    Each current trade creditor of Seller shall have executed a letter indicating the amount owed such creditor by Seller and releasing Seller and Buyer from further claims upon payment of such amount.  The form of this trade creditor letter is attached to this Agreement as Exhibit E.

                    7.3.11    Seller shall have delivered to Buyer originally signed documents necessary to change its corporate name, including without limitation documents reflecting the reservation of a new corporate name with the State of Delaware and an amendment to its Certificate of Incorporation changing its corporate name to the name so reserved.

                    7.3.12    Principal Stockholder shall have executed and delivered to Buyer the Noncompetition Agreement, a copy of which is attached hereto as Exhibit F.

ARTICLE VIII
TERMINATION

    8.1            Termination.  This Agreement may be terminated prior to the Closing (notwithstanding any approval of this Agreement by Xsilogy Stockholders):

                    8.1.1        By mutual written consent of SYS and Xsilogy;

                    8.1.2        By SYS or Xsilogy:

                                    (a)                if there shall be any law or regulation that makes consummation of the transactions contemplated hereby illegal or otherwise prohibited, or if any judgment, injunction, order or decree of a court or other competent governmental authority enjoining SYS or Xsilogy from consummating the transactions contemplated hereby shall have been entered and such judgment, injunction, order or decree shall have become final and nonappealable; provided, that the party seeking to terminate this Agreement pursuant to this Section 8.1.2 shall have used commercially reasonable efforts to prevent the entry of and to remove such impediment to the transactions contemplated hereby;

                                    (b)               if the transactions contemplated hereby shall not have been consummated before the Termination Date, provided, however, that the right to terminate this Agreement under this Section 8.1.2(b) shall not be available to any party whose failure to perform any material covenant or obligation under this Agreement has been the cause of or resulted in the failure of the transactions contemplated hereby to occur on or before such date; or

                                    (c)                if at the Xsilogy Stockholders Meeting (including any adjournment or postponement thereof) the unanimous vote of the Xsilogy Stockholders to approve the transactions contemplated hereby shall not have been obtained.

                    8.1.3        By SYS if Xsilogy has breached any of its representations and warranties in Article IV of this Agreement and as a result thereof, the condition set forth in Section 7.3.1 could not be satisfied;

                    8.1.4        By SYS if there has been any change in the assets, liabilities, business prospects, results of operations or financial condition of Xsilogy that would constitute a Material Adverse Effect on Xsilogy; or

                    8.1.5        By Xsilogy if SYS shall have breached any of its representations and warranties in Article IV of this Agreement and as a result thereof, the condition set forth in Section 7.2.1 could not be satisfied.

    8.2            Effect of Termination.  In the event of the termination of this Agreement pursuant to Section 8.1, this Agreement, except for Section 2.3, shall become void and have no effect, without any liability on the part of any party or such party's directors, officers or stockholders.  Notwithstanding the foregoing, nothing in this Section 8.2 shall relieve any party to this Agreement of liability for a material breach of any provision of this Agreement.

ARTICLE IX
SURVIVAL OF REPRESENTATIONS AND WARRANTIES

    9.1            Survival of Representations and Warranties.

                    9.1.1        The representations, warranties, covenants and agreements made herein by Xsilogy shall survive, irrespective of any different survival period under any applicable statute of limitation, until the third anniversary of the Closing.

                    9.1.2        This Section 9.1 shall not limit any covenant or agreement of the parties hereto, which by its terms contemplates performance after the Closing or after the termination of this Agreement.

                    9.1.3        Notwithstanding any right of SYS to investigate the affairs of Xsilogy or of Xsilogy to investigate the affairs of SYS, SYS shall have the right to rely fully upon the representations, warranties, covenants and agreements contained in this Agreement, or in any instrument required to be delivered pursuant to this Agreement, and Xsilogy shall have the right to rely fully upon the representations, warranties, covenants, and agreements of SYS contained in this Agreement or in any such instrument.  No information or knowledge obtained by a party hereto in an investigation conducted by such party shall affect or be deemed to modify any representation or warranty of any other party contained herein or the conditions to the obligations of the parties to consummate the transactions contemplated hereby.  The right to indemnification contained in this Article IX, or to any other remedy based on a breach of the representations, warranties, covenants, and obligations of another party, will not be affected by any investigation conducted by a party with respect to, or any knowledge acquired (or capable of being acquired) at any time, whether before or after the execution and delivery of this Agreement or the Closing Date, about an accuracy or inaccuracy of or compliance with, any representation, warranty, covenant or obligation of any other party.

ARTICLE X
MISCELLANEOUS

    10.1        Notices.  All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, sent by facsimile (with written confirmation of successful delivery) or dispatched by a nationally recognized overnight courier service to the parties at the following addresses (or at such other address for a party as shall be specified by like notice from such party to the other parties hereto):

If to SYS:
SYS Technologies 5050 Murphy Canyon Road, Suite 200 San Diego, CA 92123 Facsimile: (858) 715-5510 Attention: Michael W. Fink, Secretary
With a copy to:
Luce, Forward, Hamilton & Scripps LLP 600 West Broadway, Suite 2600 San Diego, CA 92101 Attention: Otto E. Sorensen, Esq. Facsimile: (619) 645-5324
If to Xsilogy:
Xsilogy, Inc. 6042 Cornerstone Court West, Suite A San Diego, CA 92121 Attention: Richard Kriss, Chief Executive Officer Facsimile: ______________
With a copy to:
Blanchard, Krasner & French, APC 800 Silverado Street, 2nd Floor La Jolla, CA 92037 Attention: Robert W. Blanchard, Esq. Facsimile: (858) 551-2434

    10.2        Interpretation.

                    10.2.1    When a reference is made in this Agreement to an Article or Section, such reference shall be to an Article or Section of this Agreement unless otherwise indicated.  The headings, the table of contents and the index of defined terms contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  Whenever the words "include," "includes," or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation."

                    10.2.2    For the purposes of any provision of this Agreement, a "Material Adverse Effect" with respect to any party shall be deemed to occur if any event, change or effect has occurred which has a material adverse effect on the business, assets (including intangible assets), liabilities (contingent or otherwise), results of operations, business prospects, or financial condition of such party taken as a whole, or a material adverse effect on the ability of such party to timely perform its obligations under this Agreement and the other transaction documents contemplated hereby; provided, however, none of the following shall be deemed in themselves, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been, a Material Adverse Effect:

                                    (a)                with respect to any party, any change in or effect upon the assets (including intangible assets), liabilities (contingent or otherwise), financial condition, business prospects, or results of operations of such party directly or indirectly arising out of or attributable to any decrease in the market price of SYS Common Shares (but not any change or effect underlying such decrease to the extent such change or effect would otherwise constitute a Material Adverse Effect on SYS);

                                    (b)               with respect to any party, any change in or effect upon the assets (including intangible assets), liabilities (contingent or otherwise), financial condition, business prospects, or results of operations of such party directly or indirectly arising out of or attributable to (A) conditions, events, or circumstances generally affecting the economy of the United States, or (B) the general state of industries and market sectors in which such party operates; and

                                    (c)                with respect to Xsilogy, any change in or effect upon the assets (including intangible assets), liabilities (contingent or otherwise), financial condition, or results of operations of Xsilogy directly or indirectly arising out of or attributable to the loss by Xsilogy of any of its business prospects or customers (including business of such business prospects or customers), suppliers or employees (including, without limitation, any financial consequence of such loss of customers (including business of such customers), suppliers or employees) due primarily to the transactions contemplated hereby or the public announcement of this Agreement, in each case arising after the date of this Agreement.

                    10.2.3    For purposes of this Agreement, a "Subsidiary" when used with respect to any party means any individual partnership, firm, corporation, association, trust, unincorporated organization (including any representative office or branch) or other entity under the laws of any jurisdiction, (i) of which such party or another subsidiary of such party is a general partner (excluding partnerships, the general partnership interests of which held by such party or the Subsidiary of such party do not have 50% or more of the voting interests in such partnership) or (ii) 50% or more of the securities or other interests of which having by their terms ordinary voting power to elect at least 50% of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned  or controlled by such party or one or more of its subsidiaries (or if there are no such voting securities or interests, 50% or more of the equity interests of which is directly or indirectly owned or controlled by such party or one or more of its subsidiaries).

                    10.2.4    For purposes of this Agreement, "Affiliate" means a person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with another person or beneficially owns or has the power to vote or direct the vote of 10% of more of the voting stock (or of any other form of general partnership, limited partnership or voting equity interest in the case of a person that is not a corporation) of such other person.  For purposes of this definition, "control," including the terms "controlling and "controlled" means through the ownership of voting securities, by contract or credit arrangement, as trustee, partner or executor or otherwise.

                    10.2.5    For purposes of this Agreement, "Knowledge" means with respect to Xsilogy and SYS, the actual knowledge of the following individual or individuals:  (a) with respect to Xsilogy, the Principal Stockholder, and (b) with respect to SYS, Cliff Cooke and Edward Lake.

    10.3        Counterparts.  This Agreement may be executed in counterparts, which together shall constitute one and the same Agreement.  The parties may execute more than one copy of the Agreement, each of which shall constitute an original.

    10.4        Entire Agreement.  This Agreement (including the documents and the instruments referred to herein) constitute the entire agreement among the parties and supersede all prior agreements and understandings, agreements or representations by or among the parties, written and oral, with respect to the subject matter hereof and thereof; provided, however, that the parties' nondisclosure/nonuse agreement shall survive, and shall also survive any termination of this Agreement.

    10.5        Third-Party Beneficiaries.  Nothing in this Agreement, express or implied, is intended or shall be construed to create any third-party beneficiaries.

    10.6        Governing Law; Venue.

                    10.6.1    Except to the extent that the laws of the jurisdiction of organization of any party hereto, or any other jurisdiction, are mandatorily applicable to matters arising under or in connection with this Agreement, this Agreement shall be governed by the laws of the State of California without regard to its conflict of laws rules, and any action arising out of or in connection with this Agreement shall be brought only in the appropriate federal or state court in San Diego County, California.  Each of the parties hereto agrees that a final judgment in any action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

                    10.6.2    Each of the parties hereto irrevocably consents to the service of any summons and complaint and any other process in any other action or proceeding relating to this Agreement, on behalf of itself or its property, by the personal delivery of copies of such process to such party.  Nothing in this Section 10.6 shall affect the right of any party hereto to serve legal process in any other manner permitted by law.

    10.7        Arbitration.  The parties to this Agreement shall submit to binding arbitration before a single, neutral arbitrator of any dispute, controversy or claim arising out of, or relating to, the transactions contemplated by this Agreement or any breach hereof, provided, however, that the parties retain their right to, and shall not be prohibited, limited or in any other way restricted from, seeking or obtaining equitable relief from a court having jurisdiction over the parties.  Such arbitration shall be governed by and conducted through the American Arbitration Association in accordance with the Commercial Dispute Resolution Procedures.  The arbitration hearing shall be held in San Diego, California at a place to be designated by the parties or, in the absence of their agreement, by the arbitrator.

    10.8        Specific Performance.  The transactions contemplated by this Agreement are unique.  Accordingly, each of the parties acknowledges and agrees that, in addition to all other remedies to which it may be entitled, each of the parties hereto is entitled to a decree of specific performance, provided such party is not in material default hereunder.  The party prevailing in any proceeding seeking such a decree shall be entitled to payment of all reasonable legal fees and expenses by the non-prevailing party.

    10.9        Assignment.  Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties.  Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.  Additionally, notwithstanding the foregoing or anything to the contrary contained in this Agreement, SYS is specifically permitted to adopt a holding company structure pursuant to Section 251(g) of the Delaware General Corporation Law and assign this Agreement to the holding company or consummate SYS's previously approved reincorporation into the State of Delaware, in which case the references herein to receipt and registration of actual and underlying SYS shares shall instead refer to the equivalent shares of the Delaware corporation.

    10.10    Expenses.  All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby and thereby shall be paid by the party incurring such expenses.

    10.11    Severability.  The invalidity or unenforceability in whole or in part of any covenant, promise or undertaking, or any section, subsection, sentence, clause, phrase, word, or any of the provisions of this Agreement will not affect the validity or enforceability of the remaining portions of this Agreement.  If for any reason, any provision is determined to be invalid or in conflict with any existing, or future law or regulation by a court or agency having valid jurisdiction, such will not impair the operation or have any other effect upon such other provisions of this Agreement as may remain otherwise valid, and the latter will continue to be given full force and effect and bind the parties hereto.

    10.12    Letter of Intent.  SYS and Xsilogy acknowledge and agree that the execution and delivery of this Agreement by the parties hereto terminates the Letter of Intent and that their respective obligations thereunder are hereby null and void.

    10.13    Amendment.  This Agreement may be amended only by agreement in writing executed by all of the parties hereto; provided, however, that Xsilogy shall be entitled to provide written statements regarding new information as to the Xsilogy Disclosure Schedule without the written consent of the other parties hereto.

IN WITNESS WHEREOF, SYS and Xsilogy have signed this Agreement as of the date first written above.

SYS

By:
Name: Edward M. Lake Title: Chief Financial Officer

XSILOGY, INC.

By:
Name: Richard Kriss Title: Chief Executive Officer

 [Signature Page to Asset Purchase and Sale Agreement]

EXHIBIT A

Acquired Assets

Schedule 1: Inventory	To be Provided
Schedule 2: Fixed Assets	To be Provided
Schedule 3: Intellectual Property
Schedule 4: Accounts Receivable, Net	Schedule 5.22 of the Xsilogy Disclosure Schedule is incorporated herein by this reference
Schedule 5: Contracts	Schedule 5.14 of the Xsilogy Disclosure Schedule is incorporated herein by this reference

EXHIBIT B

Xsilogy Fiscal 2005 Operating Plan

[To be Provided]

EXHIBIT C

License Agreement

[To be Provided, if Necessary]

EXHIBIT D

Compliance Certificate

EXHIBIT E

Trade Creditor Letter

EXHIBIT F

Noncompetition Agreement

ARTICLE I DEFINITIONS
1.1 "Acquired Assets"
1.2 "Closing"
1.3 "Closing Date"
1.4 "Equipment"
1.5 "Excluded Assets"
1.6 "Intellectual Property"
1.7 "Inventory"
1.8 "Leased Premises"
1.9 "Seller's Business"
ARTICLE II PURCHASE AND SALE OF THE ACQUIRED ASSETS
2.1 Asset Purchase and Sale
2.2 Purchase Price
2.3 Advance Fee
2.4 Allocation of Purchase Price
ARTICLE III ASSUMPTION OF LIABILITIES AND OBLIGATIONS
3.1 Assumed Liabilities
3.2 Non-Assignable Obligations
ARTICLE IV REPRESENTATIONS AND WARRANTIES OF BUYER
4.1 Organization and Standing
4.2 Corporate Power and Authority
4.3 Conflicts; Consents and Approvals
4.4 Actions
4.5 Capitalization of SYS
4.6 SYS SEC Documents
4.7 No Material Adverse Change
4.8 Brokerage and Finders' Fees
4.9 Board Recommendation; Required Vote
ARTICLE V REPRESENTATIONS AND WARRANTIES OF XSILOGY
5.1 Organization and Standing
5.2 Corporate Power and Authority
5.3 Capitalization of Xsilogy
5.4 Conflicts; Consents and Approvals
5.5 Brokerage and Finders' Fees
5.6 Books and Records; Financial Statements
5.7 Compliance with Law
5.8 Actions
5.9 No Material Adverse Change
5.10 Taxes
5.11 Intellectual Property
5.12 Title to Assets and Properties
5.13 Employee Benefit Plans
5.14 Contracts
5.15 Labor Matters
5.16 Undisclosed Liabilities
5.17 Operation of Xsilogy's Business; Relationships
5.18 Permits
5.19 Real Property
5.20 Environmental Matters
5.21 Board Recommendation
5.22 Accounts Receivable
5.23 Insurance
5.24 Product or Service Warranty
5.25 Data Protection Matters
5.26 Foreign Corrupt Practices Act
5.27 Government Contracts
5.28 Relations with Governments
5.29 No Existing Discussions
5.30 Disclosure
ARTICLE VI COVENANTS OF THE PARTIES
6.1 Mutual Covenants
6.2 Covenants of SYS
6.3 Covenants of Xsilogy
ARTICLE VII CONDITIONS
7.1 Conditions to the Obligations of Each Party
7.2 Conditions to Obligations of Xsilogy
7.3 Conditions to Obligations of SYS
ARTICLE VIII TERMINATION
8.1 Termination
8.2 Effect of Termination
ARTICLE IX SURVIVAL OF REPRESENTATIONS AND WARRANTIES
9.1 Survival of Representations and Warranties
ARTICLE X MISCELLANEOUS
10.1 Notices
10.2 Interpretation
10.3 Counterparts
10.4 Entire Agreement
10.5 Third-Party Beneficiaries
10.6 Governing Law; Venue
10.7 Arbitration
10.8 Specific Performance
10.9 Assignment
10.10 Expenses
10.11 Severability
10.12 Letter of Intent
10.13 Amendment

EXHIBITS

Exhibit A	Acquired Assets
Exhibit B	Xsilogy Fiscal 2005 Operating Plan
Exhibit C	License Agreement
Exhibit D	Compliance Certificate
Exhibit E	Trade Creditor Letter
Exhibit F	Noncompetition Agreement